RAIT Financial Trust

Two Logan Square

100 N. 18th St., 23rd Floor

Philadelphia, PA 19103

May 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	RAIT Financial Trust (“RAIT”)

Definitive Proxy Statement on Schedule 14A filed on May 15, 2017 (the “Proxy Statement”)

To the Securities and Exchange Commission:

This letter is intended to serve as the supplemental information to the Securities and Exchange Commission referenced in Instruction 5 to Item 10 of Schedule 14A which is being made in connection with the filing of the Proxy Statement today. The Proxy Statement proposes that RAIT’s shareholders approve the amendment and restatement of the RAIT Financial Trust 2012 Incentive Award Plan, including renaming the plan as the RAIT Financial Trust 2017 Incentive Award Plan (the “Plan”), and increasing the number of RAIT’s Common Shares authorized for issuance under the Plan by 900,000 Common Shares (the “Additional Common Shares”). The Common Shares currently issuable under the Plan have previously been registered under the Securities Act of 1933, as amended (the “Securities Act”). When and if shareholder approval of the amendment and restatement of the Plan is obtained, RAIT intends to register the Additional Common Shares under the Securities Act promptly thereafter and before any of the Additional Common Shares are issued under the Plan.

If you have any questions regarding the foregoing, please contact the undersigned at (215) 207-2100.

Very truly yours,

/s/ Anders Laren
Senior Managing Director and Secretary